UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No.     )*

Syndax Pharmaceuticals, Inc.

(Name of Issuer)

Common Stock, $0.0001 par value

(Title of Class of Securities)

87164F105

(CUSIP Number)

Alejandro Moreno

c/o Access Industries, Inc.

40 West 57th St., 28th Floor

New York, New York 10019

(212) 247-6400

with copies to:

Matthew E. Kaplan

Debevoise & Plimpton LLP

919 Third Avenue

New York, New York 10022

(212) 909-6000

(Name, Address and Telephone Number of Person Authorized to Receive

Notices and Communications)

April 21, 2021

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rules 13d-1(e), 13d-1(f) or 13d-1(g), check the following box.  ☐

CUSIP No. 87164F105

1	NAME OF REPORTING PERSON. Access Industries Holdings LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (SEE INSTRUCTIONS) (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) AF
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION State of Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0 shares
	8	SHARED VOTING POWER 2,682,387 shares
	9	SOLE DISPOSITIVE POWER 0 shares
	10	SHARED DISPOSITIVE POWER 2,682,387 shares

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,682,387 shares
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11); 5.56%(1)
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) OO (Limited Liability Company)

(1)

All percentages of ownership of the Common Stock by Reporting Persons presented in this Statement are based on 48,235,759 shares of Common Stock outstanding, as of March 10, 2021, as set forth in the Issuer’s Form 10-K filed with the Securities and Exchange Commission on March 12, 2021.

CUSIP No. 87164F105

1	NAME OF REPORTING PERSON. AI Life Sciences Investments LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (SEE INSTRUCTIONS) (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) WC
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION State of Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 2,682,387 shares
	8	SHARED VOTING POWER 0 shares
	9	SOLE DISPOSITIVE POWER 2,682,387 shares
	10	SHARED DISPOSITIVE POWER 0 shares

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,682,387 shares
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11); 5.56%(1)
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) OO (Limited Liability Company)

(1)

All percentages of ownership of the Common Stock by Reporting Persons presented in this Statement are based on 48,235,759 shares of Common Stock outstanding, as of March 10, 2021, as set forth in the Issuer’s Form 10-K filed with the Securities and Exchange Commission on March 12, 2021.

CUSIP No. 87164F105

1	NAME OF REPORTING PERSON. AI LSI-SPV LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (SEE INSTRUCTIONS) (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) AF
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION State of Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0 shares
	8	SHARED VOTING POWER 2,682,387 shares
	9	SOLE DISPOSITIVE POWER 0 shares
	10	SHARED DISPOSITIVE POWER 2,682,387 shares

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,682,387 shares
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11); 5.56%(1)
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) OO (Limited Liability Company)

(1)

All percentages of ownership of the Common Stock by Reporting Persons presented in this Statement are based on 48,235,759 shares of Common Stock outstanding, as of March 10, 2021, as set forth in the Issuer’s Form 10-K filed with the Securities and Exchange Commission on March 12, 2021.

CUSIP No. 87164F105

1	NAME OF REPORTING PERSON. Access Industries Holdings (BVI) L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (SEE INSTRUCTIONS) (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) AF
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION British Virgin Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0 shares
	8	SHARED VOTING POWER 2,682,387 shares
	9	SOLE DISPOSITIVE POWER 0 shares
	10	SHARED DISPOSITIVE POWER 2,682,387 shares

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,682,387 shares
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11); 5.56%(1)
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) PN

(1)

All percentages of ownership of the Common Stock by Reporting Persons presented in this Statement are based on 48,235,759 shares of Common Stock outstanding, as of March 10, 2021, as set forth in the Issuer’s Form 10-K filed with the Securities and Exchange Commission on March 12, 2021.

CUSIP No. 87164F105

1	NAME OF REPORTING PERSON. Access Industries, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (SEE INSTRUCTIONS) (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) AF
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION State of Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0 shares
	8	SHARED VOTING POWER 2,682,387 shares
	9	SOLE DISPOSITIVE POWER 0 shares
	10	SHARED DISPOSITIVE POWER 2,682,387 shares

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,682,387 shares
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11); 5.56%(1)
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) OO (Limited Liability Company)

(1)

All percentages of ownership of the Common Stock by Reporting Persons presented in this Statement are based on 48,235,759 shares of Common Stock outstanding, as of March 10, 2021, as set forth in the Issuer’s Form 10-K filed with the Securities and Exchange Commission on March 12, 2021.

CUSIP No. 87164F105

1	NAME OF REPORTING PERSON. Access Industries Management, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (SEE INSTRUCTIONS) (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) AF
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION State of Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0 shares
	8	SHARED VOTING POWER 2,682,387 shares
	9	SOLE DISPOSITIVE POWER 0 shares
	10	SHARED DISPOSITIVE POWER 2,682,387 shares

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,682,387 shares
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11); 5.56%(1)
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) OO (Limited Liability Company)

(1)

All percentages of ownership of the Common Stock by Reporting Persons presented in this Statement are based on 48,235,759 shares of Common Stock outstanding, as of March 10, 2021, as set forth in the Issuer’s Form 10-K filed with the Securities and Exchange Commission on March 12, 2021.

CUSIP No. 87164F105

1	NAME OF REPORTING PERSON. Len Blavatnik
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (SEE INSTRUCTIONS) (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) AF
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0 shares
	8	SHARED VOTING POWER 2,682,387 shares
	9	SOLE DISPOSITIVE POWER 0 shares
	10	SHARED DISPOSITIVE POWER 2,682,387 shares

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,682,387 shares
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11); 5.56%(1)
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) IN

(1)

All percentages of ownership of the Common Stock by Reporting Persons presented in this Statement are based on 48,235,759 shares of Common Stock outstanding, as of March 10, 2021, as set forth in the Issuer’s Form 10-K filed with the Securities and Exchange Commission on March 12, 2021.

CONTINUATION PAGES TO SCHEDULE 13D

This Schedule 13D is being filed by Access Industries Holdings LLC (“AIH”), AI Life Sciences Investments LLC (“AI Life Sciences”), AI LSI-SPV LLC (“AI LSI”), Access Industries Holdings (BVI) L.P. (“AIH BVI”), Access Industries, LLC (“AI”), Access Industries Management, LLC (“AIM”) and Len Blavatnik (collectively, the “Reporting Persons”, and each, a “Reporting Person”) to report the acquisition of common stock, $0.0001 par value per share (the “Common Stock”), of Syndax Pharmaceuticals, Inc. (the “Issuer”).

Item 1 Security and Issuer

This Schedule 13D relates to the Common Stock of the Issuer. The address of the Issuer’s principal executive office is: 35 Gatehouse Drive, Building D, Floor 3, Waltham, MA 02451.

Item 2 Identity and Background

Name	Address of Business/Principal Office	Principal Business/Occupation	Jurisdiction of Organization/Citizenship
Access Industries Holdings LLC	c/o Access Industries, Inc. 40 West 57th St., 28th Floor New York, NY 10019	Holding strategic investments in a variety of industries worldwide	Delaware

AI Life Sciences Investments LLC	c/o Access Industries, Inc. 40 West 57th St., 28th Floor New York, NY 10019	Holding strategic investments in a variety of life science industry investments worldwide	Delaware

AI LSI-SPV LLC	c/o Access Industries, Inc. 40 West 57th St., 28th Floor New York, NY 10019	Holding strategic investments in a variety of life science industry investments worldwide	Delaware

Access Industries Holdings (BVI) L.P.	c/o Access Industries, Inc. 40 West 57th St., 28th Floor New York, NY 10019	Holding strategic investments in a variety of industries worldwide	British Virgin Islands

Access Industries, LLC	c/o Access Industries, Inc. 40 West 57th St., 28th Floor New York, NY 10019	Holding strategic investments and managing companies holding strategic investments in a variety of industries worldwide	Delaware

Access Industries Management, LLC	c/o Access Industries, Inc. 40 West 57th St., 28th Floor New York, NY 10019	Manager of holdings of strategic investments in a variety of industries worldwide	Delaware

Len Blavatnik	c/o Access Industries, Inc. 40 West 57th St., 28th Floor New York, NY 10019	Chairman of Access Industries, Inc., the principal business of which is holding strategic investments in a variety of industries worldwide	United States of America

The agreement among the Reporting Persons relating to the joint filing of this Schedule 13D is filed as Exhibit 99.1 hereto.

None of the Reporting Persons has, during the last five years: (i) been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors); or (ii) been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3 Source and Amount of Funds or Other Considerations

Between April 9, 2019 and November 25, 2019, AI Life Sciences purchased 1,888,200 shares of Common Stock in open market transactions, at prices and on the dates set forth in Schedule A hereto. AI Life Sciences funded these purchases using capital contributed from affiliated entities, which funded that capital using cash on hand.

On January 30, 2020, AI Life Sciences purchased 1,000,000 shares of Common Stock, at a price of $8.00 per share, and warrants to purchase 250,000 shares of Common Stock, at a per warrant price of $8.00, less the $0.0001 exercise price, from the Issuer, pursuant to a securities purchase agreement. AI Life Sciences funded these purchases using capital contributed from affiliated entities, which funded that capital using cash on hand.

On January 28, 2021, AI Life Sciences exercised the warrants to purchase 250,000 shares of Common Stock, at an exercise price of $0.0001 per share. AI Life Sciences funded the exercise price using capital contributed from affiliated entities, which funded that capital using cash on hand.

On April 21, 2021, AI Life Sciences purchased 544,187 shares of Common Stock in open market transactions, at a weighted average price of $13.8649 per share. AI Life Sciences funded these purchases using capital contributed from affiliated entities, which funded that capital using cash on hand.

Item 4 Purpose of Transaction

The Reporting Persons who hold Common Stock directly acquired those shares as an investment in the regular course of their businesses. The Reporting Persons have communicated, and may continue to communicate, with management, the Issuer’s board of directors, other stockholders of the Issuer and other relevant parties concerning the business, operations, board composition, management, strategy and future plans of the Issuer and the matters set forth in this Item 4. The Reporting Persons have retained, and may in the future retain, advisors or consultants to assist them in evaluating their investment in the Issuer. The Reporting Persons may exchange information with any of the foregoing persons pursuant to confidentiality or similar agreements. The Reporting Persons may, at any time and from time to time, review and reconsider their position or change their purpose or take actions with respect to their investment in the Issuer as they deem appropriate, including formulating other plans, making other proposals or changing their intention with respect to the matters referred to in this Item 4. The Reporting Persons may also take steps to explore and prepare for various plans and actions, and hire advisors or consultants and consider potential proposals, before forming a plan or intention to engage in any such plan or action.

The Reporting Persons intend to review their investment in the Issuer on a continuing basis. Depending on various factors including, without limitation, the Issuer’s financial position, results and strategic direction, price levels of the Common Stock, the Issuer’s response to the matters to be discussed with the Reporting Persons, actions taken by the Issuer’s management and board of directors, the Reporting Persons’ overall investment strategies, liquidity requirements and other portfolio management considerations, other investment opportunities available to the Reporting Persons, applicable legal and regulatory constraints, conditions in the securities and capital markets, general economic and industry conditions and any contractual restrictions, the Reporting Persons may, from time to time and at any time, in the future purchase additional securities of the Issuer as described above, or dispose of some or all of their securities of the Issuer (or related derivative securities or instruments), in the open market, in private transactions or otherwise, or enter into financial instruments or other agreements that increase or decrease the Reporting Persons’ economic exposure with respect to their investment in the Issuer, which may or may not affect their beneficial ownership in securities of the Issuer. The foregoing list of intentions, plans, strategies, negotiations, discussions, activities and potential transactions under consideration is subject to termination, evolution, modification or change at any time, without notice, and there can be no assurance that any of the Reporting Persons will take any of the actions set forth above.

Item 5 Interest in Securities of the Issuer

(a) and (b) The responses of each of the Reporting Persons with respect to Rows 11, 12, and 13 of the cover pages of this Schedule 13D that relate to the aggregate number and percentage of Common Stock (including but not limited to footnotes to such information) are incorporated herein by reference.

The responses of each of the Reporting Persons with respect to Rows 7, 8, 9, and 10 of the cover pages of this Schedule 13D that relate to the number of Common Stock as to which each of the persons or entities referenced in Item 2 above has sole or shared power to vote or to direct the vote of and sole or shared power to dispose of or to direct the disposition of (including but not limited to footnotes to such information) are incorporated herein by reference.

2,682,387 shares of Common Stock are owned directly by AI Life Sciences and may be deemed to be beneficially owned by AIH, AI LSI, AIH BVI, AI, AIM and Len Blavatnik because (i) AI owns a majority of the membership interests of AIH BVI, (ii) AIM controls AI, AIH, AIH BVI and AI LSI Management LLC (the managing member of AI Life Sciences), (iii) Mr. Blavatnik is the controlling person of AIM, AI and AIH BVI, (iv) AIH BVI controls AIH and (v) AIH controls AI LSI (which holds certain membership interests in AI Life Sciences). Each of the Reporting Persons (other than AI Life Sciences), and each of their affiliated entities and the officers, partners, members and managers thereof, disclaims beneficial ownership of these securities.

(c) The following transactions in the Issuer’s securities have been effected by Reporting Persons within the 60 days prior to this filing:

On April 21, 2021, AI Life Sciences purchased 544,187 shares of Common Stock in open market transactions, at a weighted average price of $13.8649 per share.

(d) Not applicable.

(e) Not applicable.

Item 6 Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer

Item 7 Materials to Be Filed as Exhibits

Exhibit	Description

99.1	Joint Filing Agreement, dated as of May 3, 2021.

99.2	Limited Power of Attorney.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: May 3, 2021

ACCESS INDUSTRIES HOLDINGS LLC	By: Access Industries Management, LLC, its Manager

/s/ Alejandro Moreno
Name: Alejandro Moreno
Title: Executive Vice President

AI LIFE SCIENCES INVESTMENTS LLC	By: AI LSI Management, LLC, its Managing Member

By: Access Industries Management, LLC, its Manager

/s/ Alejandro Moreno
Name: Alejandro Moreno
Title: Executive Vice President

AI LSI-SPV LLC	By: Access Industries Management, LLC, its Manager

/s/ Alejandro Moreno
Name: Alejandro Moreno
Title: Executive Vice President

ACCESS INDUSTRIES HOLDINGS (BVI) L.P.	By: Access Industries Management, LLC, its General Partner

/s/ Alejandro Moreno
Name: Alejandro Moreno
Title: Executive Vice President

ACCESS INDUSTRIES, LLC	By: Access Industries Management, LLC, its Manager

/s/ Alejandro Moreno
Name: Alejandro Moreno
Title: Executive Vice President

ACCESS INDUSTRIES MANAGEMENT, LLC	/s/ Alejandro Moreno
Name: Alejandro Moreno
Title: Executive Vice President

*
Name: Len Blavatnik

*	The undersigned, by signing his name hereto, executes this Schedule 13D pursuant to the Limited Power of Attorney executed on behalf of Mr. Blavatnik and filed herewith.

By:	/s/ Alejandro Moreno
Name: Alejandro Moreno
Attorney-in-Fact

SCHEDULE A

Purchases of shares of Common Stock by AI Life Sciences between April 9, 2019 and November 25, 2019

Date of Purchase	Shares Purchased	Weighted Average Price Per Share
11/25/2019	252	$6.9337
11/22/2019	92,838	$6.9236
11/21/2019	12,500	$6.9969
11/20/2019	17,844	$6.9516
11/19/2019	12,849	$6.9189
11/18/2019	19,288	$6.7187
11/15/2019	5,692	$6.8742
11/14/2019	9,967	$6.7916
11/13/2019	7,212	$6.9015
11/12/2019	1,520	$6.9737
11/11/2019	9,727	$6.9730
11/8/2019	22,871	$6.8738
11/7/2019	12,597	$6.9943
11/6/2019	5,095	$6.9480
10/8/2019	75,000	$6.3408
10/7/2019	39,360	$6.6347
10/4/2019	7,471	$7.2262
10/3/2019	4,895	$7.1461
10/2/2019	46,021	$7.0324
10/1/2019	31,594	$7.0480
9/30/2019	53,506	$7.7157
9/27/2019	33,140	$7.6996
9/26/2019	48,632	$7.7055
9/25/2019	49,348	$8.7298
9/24/2019	40,957	$8.6823
9/23/2019	65,982	$8.6533
9/20/2019	73,678	$8.6579
9/19/2019	100,000	$8.7422
9/18/2019	8,668	$8.7303
9/17/2019	29,875	$8.7418
9/16/2019	8,599	$8.7370
9/13/2019	5,615	$8.7395
9/10/2019	10,812	$8.7178
9/9/2019	17,054	$8.7393
9/4/2019	75,749	$8.5432
9/3/2019	33,730	$8.2848
8/30/2019	70,574	$8.4036
6/6/2019	37,661	$7.2489
6/3/2019	12,777	$7.2318
5/29/2019	1,684	$7.2055
5/28/2019	12,327	$7.2446
5/23/2019	5,153	$7.2279

Date of Purchase	Shares Purchased	Weighted Average Price Per Share
5/22/2019	5,705	$7.2344
5/20/2019	12,653	$7.1179
5/16/2019	1,095	$7.2482
5/13/2019	14,121	$7.1828
5/6/2019	21,300	$7.2454
5/3/2019	7,800	$7.0200
5/2/2019	56,830	$6.9642
5/1/2019	14,741	$7.1095
4/30/2019	3,322	$7.0422
4/29/2019	11,556	$7.1348
4/26/2019	35,504	$6.9750
4/25/2019	43,293	$6.8342
4/24/2019	17,894	$6.8083
4/23/2019	29,238	$6.9084
4/22/2019	15,700	$6.2715
4/18/2019	36,272	$6.2146
4/17/2019	38,303	$6.2083
4/16/2019	17,357	$6.1763
4/15/2019	27,300	$6.1182
4/12/2019	24,525	$6.2319
4/11/2019	146,359	$6.7513
4/10/2019	51,612	$6.1503
4/9/2019	25,606	$5.6905